Exhibit 1.01
Thermon Group Holdings, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2014

INTRODUCTION

This Conflict Minerals Report (the "Report") is filed as an exhibit to the Specialized Disclosure Report on Form SD (“Form SD”) of Thermon Group Holdings, Inc. (the “Company,” “we” or “our”) for the calendar year ended December 31, 2014 and is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, tungsten and gold. The Rule imposes certain reporting obligations on SEC registrants whose products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule).

For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (the “DRC”) or an adjoining country (collectively, the “Covered Countries”). If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence to attempt to determine if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free.” We use the term “conflict free” in this Report in a broad sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries. Numerous terms in this Report are defined in the Rule and the reader is referred to that source and to SEC Release No. 34-67716 issued by the SEC on August 22, 2012 for such definitions.

This Report has not been subject to an independent private sector audit, as the Company has determined that its current product lines are "DRC Conflict Undeterminable." The Rule allows for companies to make such a declaration through the reporting period ended December 31, 2014 and without conducting the audit contemplated by the Rule.

COMPANY OVERVIEW AND PRODUCTS

We are a provider of highly engineered thermal solutions, also called heat tracing, for process industries. We have serviced customers in the energy, chemical processing and power generation industries for 60 years. We maintain four manufacturing facilities on three continents. Thermon’s product categories include flexible heating cable, tube bundles, hopper heaters and instrumentation (including controllers), control panels and thermostats (collectively, the “core product lines”).

SUPPLY CHAIN DESCRIPTION

We have evaluated our core product lines to determine whether or not products that we manufacture or contract to manufacture contain necessary conflict minerals and have identified the presence of at least one necessary conflict mineral in each of our core product lines described above.

As a global provider of thermal heat tracing solutions, we purchase the materials used in our products from a large network of suppliers; some of those materials contribute necessary conflict minerals to our products. We are one of the last suppliers in our customers’ supply chain; as such, we are often far removed from the mine, smelter or refinery where the necessary conflict minerals were originally processed. Therefore, we have relied on our suppliers to assist with our RCOI and due diligence efforts, including the identification of smelters and refiners, for the necessary conflict minerals contained in the materials which they supply to us. Although we were successful in obtaining reliable representations from many of our suppliers, we were not able to trace with reasonable certainty the origins of all of the necessary conflict minerals in our supply chain.

REASONABLE COUNTRY OF ORIGIN INQUIRY

In accordance with the Rule, we took measures to determine the reasonable country of origin for materials used in our production process that contained necessary conflict minerals. We identified several major suppliers that contribute necessary conflict minerals to our products, and requested that all suppliers complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Electronic Industry Citizenship Coalition’s Global e-Sustainability Initiative (EICC-GeSI). The Company evaluated all responses received from suppliers for reasonableness based on our knowledge of the procurement and production process. For those suppliers that identified a smelter or refinery facility, we assessed whether it has been identified as conflict free per the EICC-GeSI Conflict Free Smelter Program (CFS). If the smelter was not identified as conflict free per the CFS, independent research was performed to determine if the country of origin or smelter could be readily identified. We did not perform any third party audits of our supply chain, as we do not have a direct relationship with any of the smelters or refiners which are the ultimate source where the necessary conflict minerals are processed.

DUE DILIGENCE FRAMEWORK

In performing our due diligence, we followed the framework established by the Organization for Economic Co-operation and Developments (OECD), found within the document entitled OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and its related supplements. As a company, we are committed to the promotion of peace and the avoidance of human rights abuses across the globe. We have established a company policy that enforces our commitment to maintaining a transparent and responsible supply chain. The policy has been communicated to all of our suppliers.

We developed a cross-functional team to ensure timely implementation and execution of the due diligence program. We also enable our employees and suppliers to report any concerns relating to our conflict minerals program through our designated email address, conflict.minerals@thermon.com.

We initiated multiple rounds of communication and follow-up to suppliers that did not respond to our supply chain survey by a specific date, requesting again their responses.

DRC CONFLICT UNDETERMINABLE

Based on the results of our good faith RCOI and due diligence efforts, we were not able to identify with reasonable certainty the country of origin or whether the materials came from recycled or scrap sources for all of our core product lines containing one of the necessary conflict minerals, and accordingly, we have been unable to confirm the identification of and conflict-free status under CFS standards for all mines, refineries or smelters used in our supply chain, and whether such necessary conflict minerals directly or indirectly financed or benefited armed groups in a Covered Country. Due to the results of our inquiry, we have determined that all of our core product lines are "DRC Conflict Undeterminable."

EFFORTS TO MITIGATE RISK

We intend to continue our efforts to achieve a more transparent supply chain in calendar year 2015, including: (i) implementing the conflict minerals due diligence program on newly acquired businesses, (ii) extending our RCOIs further into our supply chain, (iii) actively communicating with our suppliers to assess the adequacy of their due diligence efforts, and (iv) improving our supplier data and contact information.